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E-Mail: ssperber@cgsh.com

April 15, 2009

BY EDGAR Mr. Jeffrey P. Riedler Assistant Director Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W., Stop 4-5 Washington, D.C. 20549 United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2008

Dear Mr. Riedler:

We appreciated the opportunity to speak with your colleague Nandini Acharya yesterday in connection with the comment letter dated April 1, 2009 relating to GSK’s Annual Report on Form 20-F for 2008. As requested, this is a brief note to indicate that GSK intends to respond to the comments by April 22, 2009.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to meet the requested deadline has been difficult, particularly given the fact that GSK is in the midst of preparing its first quarter results and because there have been national holidays in the United Kingdom in the past week.

Mr. Jeffrey P. Riedler, p. 2

You can reach either me, or my colleague Aimée Schultz, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Ms. Nandini Acharya, Securities and Exchange Commission
Mr. Daniel Greenspan, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline plc
Ms. Victoria Whyte, GlaxoSmithKline plc
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP
Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP